N E W S R E L E A S E

April 6, 2011

Nevsun Q1 2011 Operating Highlights

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex: NSU) is pleased to announce the Bisha mine in Eritrea processed 461,000 tonnes of ore yielding 75,000 ounces of gold in doré in Q1 2011, during the same period it was ramping up to commercial production.   Nevsun has accumulated significant cash during Q1, with a cash balance of $100 million as of March 31, 2011.

The Bisha mine continues to perform very well and is now producing over 1,000 oz gold per day. The table below demonstrates the successful ramp up to commercial production in January and February and the first month of full operations in March.

	Jan 2011	Feb 2011	Mar 2011	Total Q1 2011
	Pre-Production(1)		Production
Tonnes milled	126,000	160,000	175,000	461,000
Recovery, % of gold	86%	88%	89%	88%
Gold in doré, ounces	16,000	25,000	34,000	75,000
Gold price realized, per oz	n/a(2)	$1,390	$1,430	$1,405
(1) for accounting purposes, sales from ounces produced prior to March 1, 2011 are considered pre-production and capitalized (2) no gold sales in January

Nevsun's cash accumulation since December 31, 2010 reflects ounces shipped and paid by the refiner to March 31, 2011. The last shipment in the quarter was March 28, 2011.

Full Q1 results including costs and profitability are expected on or before May 11, 2011.

Forward Looking Statements: The above contains forward-looking statements regarding the timing of Q1 results. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T.Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com